EXHIBIT 99.1

Einride and EASE Logistics Are Now Live with Driverless Electric Trucks, Moving Freight Daily on Ohio Roads

Autonomous trucks announced in May are now running live, daily operations between EASE warehouses in Marysville, Ohio as part of the Ohio–Indiana Truck Automation Corridor Project.

MARYSVILLE, Ohio and STOCKHOLM, Oct. 06, 2026 (GLOBE NEWSWIRE) -- Einride AB (Nasdaq: ENRD) (“Einride” or the “Company”) and EASE Logistics (“EASE”) today announced that the SAE Level 4 (L4) autonomous electric trucks are now live in daily freight operations between EASE warehouses in Marysville, Ohio. The milestone builds on the companies' May 2026 announcement and marks a new phase for the Truck Automation Corridor Project, a joint effort of the Ohio Department of Transportation (ODOT), DriveOhio, and the Indiana Department of Transportation (INDOT) to prepare Ohio and Indiana's interstates for automated freight.

Two of Einride's cab-less, driverless electric trucks are now running scheduled routes on EASE property and local public roads, carrying freight between EASE facilities. The vehicles operate without anyone in the cab; a remote operator monitors each truck off-site and can step in if needed. Starting last month, the deployment has been generating operational data on safety, reliability, and efficiency that will inform how autonomous freight scales beyond this initial route.

"This deployment reflects the maturity of our purpose-built autonomous stack, combining driverless operation with remote oversight to run safely in real-world operations," said Henrik Green, CTO at Einride. "Daily operations in Marysville give us the proof points we need to keep expanding autonomous freight across the corridor and beyond."

This is EASE ' third autonomous trucking deployment with DriveOhio, continuing the company's position as one of the few U.S. logistics providers running multiple autonomous freight platforms in live, day-to-day operations.

“EASE believes in leading through action and putting innovation to work in real-world operations,” said Peter Coratola, Jr., President and CEO of EASE Logistics. “This deployment builds on that commitment while helping advance the adoption of autonomous freight across the transportation industry.”

The Einride–EASE deployment is part of the Truck Automation Corridor Project, an $8.8 million, multi-year initiative launched in 2021 by ODOT, DriveOhio, and INDOT. The project centers on major state routes in Ohio and Indiana, where varying levels of truck automation are being deployed and studied. The project's stated goals are to improve safety, reduce fuel consumption and emissions, increase efficiency, and build fleets' comfort and experience with automation.

Einride and EASE plan to use the operational data from daily service, including miles driven, loads moved, and uptime, to guide the next phase of the deployment and to inform broader conversations with ODOT, INDOT, and prospective logistics partners about scaling autonomous freight across the region.

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About Einride

Founded in Stockholm in 2016, Einride (Nasdaq: ENRD) is a technology leader driving the transition to sustainable, cost-efficient autonomous and electric freight operations. The Company's platform integrates AI-powered freight intelligence, proprietary autonomous technology, and one of the world's largest electric heavy-duty fleets. Einride serves a global customer base across North America, Europe, and the Middle East through a dual business model encompassing Freight-Capacity-as-a-Service (FCaaS) and a Software-as-a-Service (SaaS) platform.

About EASE Logistics

EASE Logistics is one of the largest privately held logistics companies in Columbus, Ohio. Founded in 2014, EASE has grown into a nationally recognized logistics provider known for its innovation, service, and proprietary technology. The company is an eight-time Inc. 5000 honoree and was named the No. 1 transportation company on Fortune's 2023 list of America's Most Innovative Companies. EASE operates as two entities: EASE Logistics, a third-party logistics provider, and EASE Expedited, an asset-based transportation and warehousing company. Learn more at www.easelogistics.com.

Media Contact

Einride Media Contact: Christina Zander, press@einride.tech, +46 728 889 610

EASE Media Contact: Stacie Melody, smelody@easelogistics.com, 614-553-7007

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/35a36ff2-5228-4d49-9b63-8b44cca26c33